As filed with the Securities and Exchange Commission on February 20, 2009

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing Preferred Shares of Itaú Unibanco Banco Múltiplo S.A.	700,000,000 American Depositary Shares	$5.00	$35,000,000	$1,375.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Paragraphs (15) and (16)

securities

(iii)  The collection and distribution of dividends

Paragraphs (4), (12), (14) and (15)

(iv)  The transmission of notices, reports and proxy

Paragraphs (11), (15) and (16)

soliciting material

(v)  The sale or exercise of rights

Paragraphs (13) and (15)

(vi)  The deposit or sale of securities resulting from

Paragraphs (12) and (17)

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Paragraphs (20) and (21)

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Paragraph (11)

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Paragraphs (2), (3), (4), (6), (7) and (8)

withdraw the underlying securities

(x)  Limitation upon the liability of the depositary

Paragraphs (13), (14), (18) and (26)

3.  Fees and Charges

Paragraph (7)

Item – 2.

Available Information

Public reports furnished by issuer

Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of _________________, 2009, among Itaú Unibanco Banco Múltiplo S.A., The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 20, 2009.

Legal entity created by the agreement for the issuance of American Depositary Shares for Preferred Shares of Itaú Unibanco Banco Múltiplo S.A.

By:

The Bank of New York Mellon,

As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Itaú Unibanco Banco Múltiplo S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, Federative Republic of Brazil, on February 20, 2009.

Itaú Unibanco Banco Múltiplo S.A.

By:  /s/ Roberto Egydio Setubal

Name: Roberto Egydio Setubal

Title: Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 20, 2009.

/s/ Roberto Egydio Setubal

Principal Executive Officer and Director

Roberto Egydio Setubal

/s/ Silvio Aparecido de Carvalho

Principal Financial and Accounting Officer

Silvio Aparecido de Carvalho

/s/ Pedro Moreira Salles

Chairman of the Board of Directors

Pedro Moreira Salles

/s/ Alcides Lopes Tápias

Director

Alcides Lopes Tápias

__________________________________

Director

Alfredo Egydio Arruda Villela Filho

/s/ Alfredo Egydio Setubal

Director

Alfredo Egydio Setubal

/s/ Candido Botelho Bracher

Director

Candido Botelho Bracher

__________________________________

Director

Fernando Roberto Moreira Salles

/s/ Francisco Eduardo de Almeida Pinto

Director

Francisco Eduardo de Almeida Pinto

/s/ Guillermo Alejandro Cortina

Director

Guillermo Alejandro Cortina

/s/ Gustavo Jorge Laboissiere Loyola

Director

Gustavo Jorge Laboissiere Loyola

/s/ Henri Penchas

Director

Henri Penchas

__________________________________

Director

Israel Vainboim

__________________________________

Director

Pedro Luiz Bodin de Moraes

/s/ Ricardo Villela Marino

Director

Ricardo Villela Marino

/s/ Ricardo Augusto Villela Pacheco

Authorized Representative in the United States

Ricardo Augusto Villela Pacheco

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of _________________, 2009 among Itaú Unibanco Banco Múltiplo S.A., The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.